April 15, 2009

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Roger Schwall

100 F Street, N.E.

Washington, DC 20549

Re:	TransAtlantic Petroleum Corp.

Preliminary Proxy Statement on Schedule 14A

Filed March 6, 2009

File No. 0-31643

Dear Mr. Schwall:

TransAtlantic Petroleum Corp. (the “Company”) hereby submits the following responses to the letter dated April 2, 2009 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on March 6, 2009 (the “Proxy Statement”). For your convenience, we have restated the Staff’s comments below, together with our response to each respective comment. For your convenience, we are also sending to each of Tracey L. McNeil and Timothy S. Levenberg, Special Counsel, a copy of this letter. We respectfully request that the Staff provide any further comments at its earliest convenience.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	We may have additional comments once you include the form of proxy with your filing.

Securities and Exchange Commission

Attn: H. Roger Schwall

April 15, 2009

Response:

The Company refers the Staff to its Preliminary Proxy Statement on Schedule 14A filed on March 6, 2009, which contains the form of proxy for the special meeting.

2.	Please revise your proxy statement to clarify whether any of the changes being made to your governing documents are independent of or are in addition to changes otherwise necessitated by the continuance of the Corporation under the Bermuda Act. For those changes that are not necessitated by the continuance of the Corporation, explain why the change is being made. Also address whether the Proxy Rules would require unbundling of the proposals such that all separate items are presented separately for the consideration and potential approval by shareholders. See Exchange Act Rule 14a-4(a) and Rule 14a-4(b)(1).

Response:

The Proxy Statement has been revised to include a chart summarizing the material changes being made to the governing documents and clarifying that the changes are made in connection with the continuance. The Company believes that there are no material changes that would result from the continuation other than those that are imposed by a change in the governing law from Alberta law to Bermuda law, and all such material changes are summarized in the chart. Accordingly and given that it is not practical or warranted to separate any of the changes to the charter provisions resulting from the change in the governing law from Alberta law to Bermuda law, the Company believes that its current proposal to shareholders to approve the continuation is a single matter and is presented in compliance with Exchange Act Rule 14a-4.

3.	In that regard, for all such provisions not related to the continuance process, please revise your proxy card to present each matter apart from the proposal to approve the continuance. Also revise your filing to discuss separately each such matter, using appropriate headings.

Response:

As discussed above in response to Staff’s Comment #2, the Company believes that it is not practical or warranted to separate any matters relating to the continuance as separate proposals under Exchange Act Rule 14a-4. Accordingly, the Company has not made any changes in response to this comment.

What matters will be voted on at the Meeting, page 20

4.	Please revise your disclosure to clarify that the sole matter being voted upon is the approval of the Arrangement, and make clear that its approval would have the consequences you list.

Securities and Exchange Commission

Attn: H. Roger Schwall

April 15, 2009

Response:

The Proxy Statement has been revised in accordance with this comment.

Comparison of Shareholders’ Rights under Alberta Law and Bermuda Law, page 31

5.	To help facilitate an understanding of the impact of the contemplated change in jurisdiction from the ABCA to the Bermuda Act upon the rights of your shareholders, please also include a summary table comparing such rights before and after the change in jurisdiction. Also eliminate the suggestions that your disclosure is incomplete or fails to provide a complete discussion of the material differences.

Response:

The Proxy Statement has been revised in accordance with this comment.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Jeffrey S. Mecom

Jeffrey S. Mecom

Direct Phone Number: (214) 265-4795

Direct Fax Number: (214) 265-4711

Jeff.Mecom@tapcor.com

cc:	Tracey L. McNeil

Timothy S. Levenberg

Hilda Kouvelis

Garrett A. DeVries